

Mail Stop 3561

July 8, 2010

Eli H. Glovinsky, Executive Vice President, General Counsel and Secretary
Alliance Healthcare Services, Inc.
100 Bayview Circle, Suite 400
Newport Beach, California 92660

> **Re:** **Alliance Healthcare Services, Inc.**
> **Amendment No. 1 for Registration Statement on Form S-4**
> **Filed on June 30, 2010**
> **File No.: 333-166384**

Dear Mr. Glovinsky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in responses to our comments, we may have additional comments.

General

1. We note the statement in paragraph four of your supplemental letter dated June 30, 2010 that any broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities "will not be deemed to admit" that it is an underwriter. Please revise to indicate, consistent with the Exxon Capital line of no-action letters, that any such broker-dealer may be a statutory underwriter, or advise.

Exhibit 99.1

2. Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the "undersigned has read," "understands" or "recognizes" all of the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: Keith Benson, Esq.
        Fax: (415) 395-8095